W. Crews Lott
Tel: +1 214 978 3042
crews.lott@bakernet.com

March 10, 2009

Via Edgar- Correspondence Only

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-7010

Attention: Mr. Ajay Koduri

Re:          Helen of Troy Limited
Form 10-K for the fiscal year ended February 29, 2008
Filed May 13, 2008
File No. 001-14669

Dear Mr. Koduri:

This firm represents Helen of Troy Limited (the “Company”). On behalf of the Company, I am writing in response your February 26, 2009 letter to request an extension of the deadline for the Company to respond to your comments to March 16, 2009.  The Company is requesting the extension because it is also in process of closing the books for the fiscal year ended February 29, 2009 and needs to coordinate a response to the comments with the Company’s Compensation Committee.  Thank you for your consideration.  We look forward to receiving your response.

Very truly yours,

Baker & McKenzie LLP

/s/ W. Crews Lott
W. Crews Lott

Cc: Vincent D. Carson